1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

November 29, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to comments you provided to Michelle Wong and Colleen Evans during a recent telephonic discussion with respect to your review of Post-Effective Amendment No. 626 (“PEA No. 626”) to the Registrant’s registration statement filed with the SEC on September 15, 2017. PEA No. 626 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering Class R6 Shares of the Goldman Sachs Dynamic Emerging Markets Debt Fund, Goldman Sachs High Yield Floating Rate Fund, Goldman Sachs Local Emerging Markets Debt Fund, Goldman Sachs High Yield Municipal Fund, Goldman Sachs Dynamic Municipal Income Fund, Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Long Short Credit Strategies Fund, Goldman Sachs Strategic Macro Fund (formerly, Goldman Sachs Fixed Income Macro Strategies Fund) and Goldman Sachs Short-Term Conservative Income Fund (each, a “Fund” and together, the “Funds”), each a series of the Registrant. Capitalized terms have the meanings attributed to such terms in PEA No. 626. We have reproduced your comments below, followed by the Registrant’s responses.

1.	Comment: Please confirm supplementally that the expense limitation and/or fee waiver arrangements described in the footnotes to the “Annual Fund Operating Expenses” table for each Fund will be in effect for at least one year from the date of effectiveness and please confirm that the Investment Adviser will not be entitled to recoup any amounts reimbursed to the Funds pursuant to the arrangements.

Response: The Funds hereby confirm that the expense limitation and/or fee waiver arrangements, as applicable, described in the footnotes to the “Annual Fund Operating Expenses” table for each Fund will be in effect for at least one year from the date of effectiveness and that the Investment Adviser is not entitled to reimbursement of any waived fees or reimbursed expenses from prior fiscal years.

2.	Comment: Please revise the footnote disclosure relating to the performance of Class R6 Shares in the “Average Annual Total Returns” tables to conform to the Instructions to Item 4 of Form N-1A. Please also confirm supplementally that the presentation of the new share class’s performance is consistent with no-action relief granted by the SEC Staff in the Quest for Value Dual Purpose, Inc. No-Action Letter.[1]

[1]	See Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. Feb. 28, 1997).

Mr. Jay Williamson November 29, 2017 Page 2

Response: Instruction 3(b) to Item 4 of Form N-1A states that when a multiple class fund offers a new share class in a separate prospectus and separately presents information for the new share class in response to Item 4(b)(2), the registrant must include the bar chart with annual total returns for any other existing share class of the fund for the first year that the new share class is offered. Further, the instruction provides that such a fund must explain in a footnote that the returns are for a share class that is not presented in the prospectus, and that such other share class would have had substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the share classes do not have the same expenses.

However, in Quest for Value, the SEC Staff permitted a fund to show in the prospectus for a new share class the performance history of an existing share class as if it were the performance history of the new share class, restated to reflect differences in certain fees and expenses between the share classes.2 The Registrant intends to follow the approach set forth in Quest for Value with respect to the presentation of the historical performance of Class R6 Shares.

Consistent with Quest for Value, the Funds’ current approach when launching a new share class is to attribute to the new share class the historical performance of an existing share class of the same Fund prior to the new share class’s inception and to disclose that the performance of the new share class for the period prior to its inception is that of the existing share class. If the new share class has lower fees and expenses than those of the existing share class whose historical performance is attributed to the new share class, the accompanying disclosure typically indicates that (i) the performance has not been adjusted to reflect the lower fees and expenses of the new share class; and (ii) the performance of the new share class would have been higher than that of the existing class because: (1) the new and existing share classes represent interests in the same portfolio of securities; and (2) the fees and expenses of the new share class are lower than those of the existing share class. The Funds therefore believe that the footnote disclosure in the “Average Annual Total Returns” tables presents information for Class R6 Shares in a manner consistent with Form N-1A and the instructions therein and provides meaningful information to investors.

Additionally, the Funds believe that this presentation is consistent with SEC Staff views in Quest for Value. The fees and expenses for Class R6 Shares will be equal to or lower than those of Institutional Shares (whose historical performance will be attributed to the Class R6 Shares). Therefore, the Funds believe that no adjustments to the historical performance of Institutional Shares are permitted for Class R6 Shares.

[2]

The position taken by the SEC Staff in the Quest for Value was also consistent with the position it took in an earlier letter. See MassMutual Institutional Funds, SEC No-Action Letter (pub. avail. Sept. 28, 1995).

Mr. Jay Williamson November 29, 2017 Page 3

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Joon Kim, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.
Stephen H. Bier, Dechert LLP
Michelle D. Wong, Dechert LLP